

OFFERING MEMORANDUM

facilitated by



LaLa Gardens Cooperative LCA PBC

FORM C OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	LaLa Gardens Cooperative LCA PBC
State of Organization	CO
Date of Formation	06/28/2022
Entity Type	Corporation
Street Address	3833 Starlite Dr, Fort Collins CO, 80524
Website Address	https://lalagardens.coop

(B) Directors and Officers of the Company

Key Person		Leah Gibbons
Position with the Company		
	Title	Board Director 2022
	First Year	

Other business experience (last three years)	Dr. Leah Gibbons is a cultural creative and regenerative catalyst supporting shifts to thrivability in individuals, communities, and beyond. Leah contributes expertise in regenerative development and design, community development, ecological design, sustainability, planning, integrated design, holistic health, coaching, consulting, education, spiritual practices, research, and science-practice and science-spirituality integration. Leah holds a PhD in Sustainability from Arizona State University; MS in Ecology and Evolutionary Biology from the University of Tennessee; BS in Biology and Anthropology from Vanderbilt University; and Certifications in Regenerative Development and Design, Ecological Design, Sustainable Community Design, Permaculture Design, Holistic Health, Integrative Nutrition, Coaching, Wetland Delineation, and Prescribed Burn. She is also trained in energy medicine, functional medicine, herbology, and consciousness medicine. Leah is the Director and Founder of Regenerative Living Institute (ReLI), a 501(c)3 working to create regenerative individuals, communities, cities, and regions through living-learning laboratories. She is also a Director and Founder of Koru Collaborative, a regenerative development, design, and consulting firm. She is also a spiritual facilitator and guide at Shamanic Church, a spiritual organization devoted to helping people connect deeply to their true nature as spiritual beings. https://www.linkedin.com/in/leahvgibbons/

Key Person	Neil Takemoto
Position with the Company	
Title	Board Director 2022
First Year	

Other business experience (last three years)	Neil has a 30-year vocation in regenerative development. He is co-founder of Regen Living, a decentralized organization developing prototype regenerative buildings and neighborhoods (catalyst hubs), and global ecosystems that enable any neighborhood to co-create their own using their own currency. He is a steward of the Regen Civics Alliance, supporting 13 place- based pilot projects in regenerative development around the world. He is a member of the Burning Man Diversity Forum, developing a new standard of racial inclusion and catalyzing a global multicultural neighborhood for persons of color at Burning Man 2022. As co-founder of CSPM Group, he developed the practice of crowdsourced placemaking (CSPM) that integrates mutualistic community organizing with triple-bottom-line placemaking. This included onboarding 10,000 residents in the revitalization of several downtowns with developers, investors and municipalities. He is the founder of Collective Impact Lab, a crowdsourced placemaking news site featuring over 1700 entries dating back to 2003. In 1997 he founded the National Town Builders Association, the only business trade group of Smart Growth/New Urbanism real estate developers that thrives today. Prior to that, he founded a national nonprofit educational clearinghouse for the New Urbanism field. https://www.linkedin.com/in/neiltakemoto/

Key Person		Sydney Griffith
Position with the Company		
	Title	Co-Op Manager
	First Year	2022
Other business experience (last three years)		*Self-employed as an event producer.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Neil Takemoto	33%
Leah Gibbons	33%
Christina Trout	33%

(D) The Company's Business and Business Plan

LaLa Gardens Cooperative is seeking investment to grow a community-owned regenerative garden, community residence and learning center that is a fractal of an ecosystem supporting regenerative development. The Cooperative gives visibility to the natural process of stewarding a regenerative place, implementing and catalyzing cultural shifts towards thrivability applicable at each time, place and condition.

The Team

Christina Trout, Founder, Original Steward

Tina is the founder of LaLa Gardens, and stewarding it to become LaLa Gardens Cooperative. She had a long running farmers' market business in support of farmers with a local sourced food-line carried by over 300 retail shops and within a farmers' coop we formed. She grows food, and is a permaculture practitioner in things to do with the garden and social design. She is a Natural Farmer, practicing JADAM, a sophisticated system of reinoculation with indigenous micro organisms (IMO). She can dive deeply into observational based citizen science, having practiced to know within my own environments. She has made many things including wreaths, jewelry and art prints. She designs, hand-prints and sews clothing, selling them on the streets, in craft-fairs and later in stores. She is a published writer of creative non-fiction and poetry. She has learned principally it's through observation first that we come to know Nature's systems and laws, and that it is mimicking practice which brings us into direct relationship and able responsiveness. She has observed we are a part of nature and as natural systems within ourselves, operate to our full potential in balance with Nature. As Steward, she steps into her truest self, prepared for the work at hand. The work she was born to love. LinkedIn

Sydney Harvey Griffith, Cooperative Manager

Syd is a founder of Regen Garden, empowering artists, good causes, and collectors by aiding them in their collaborative creation and adoption of NFTs that drive change and build community. Syd is also the founder of Permatours, bringing actionable crews & future-focused communities together with hands-on-deck permaculture & sustainable construction-focused volunteer-driven support. She is a social-impact-oriented entrepreneur, community organizer, and event producer focused on equity, inclusion, and the regeneration of our planet. She is a net-weaver, passionate about bringing together catalysts for action, driven to use their gifts to serve humanity and the planet at large. LinkedIn

Leah Gibbons, Interim Board Director

Dr. Leah Gibbons is a cultural creative and regenerative catalyst supporting shifts to thrivability in individuals, communities, and beyond. Leah contributes expertise in regenerative development and design, community development, ecological design, sustainability, planning, integrated design, holistic health, coaching, consulting, education, spiritual practices, research, and science-practice and science-spirituality integration. Leah holds a PhD in Sustainability from Arizona State University; MS in Ecology and Evolutionary Biology from the University of Tennessee; BS in Biology and Anthropology from Vanderbilt University; and Certifications in

Regenerative Development and Design, Ecological Design, Sustainable Community Design, Permaculture Design, Holistic Health, Integrative Nutrition, Coaching, Wetland Delineation, and Prescribed Burn. She is also trained in energy medicine, functional medicine, herbology, and consciousness medicine. Leah is the Director and Founder of Regenerative Living Institute (ReLI), a 501(c)3 working to create regenerative individuals, communities, cities, and regions through living-learning laboratories. She is also of Director and Founder of Koru Collaborative, a regenerative development, design, and consulting firm. She is also a spiritual facilitator and guide at Shamanic Church, a spiritual organization devoted to helping people connect deeply to their true nature as spiritual beings. LinkedIn

Neil Takemoto, Interim Board Director

Neil has a 30-year vocation in regenerative development. He is co-founder of Regen Living, a decentralized organization developing prototype regenerative buildings and neighborhoods (catalyst hubs), and global ecosystems that enable any neighborhood to co-create their own using their own currency. He is a steward of the Regen Civics Alliance, supporting 13 place-based pilot projects in regenerative development around the world. He is a member of the Burning Man Diversity Forum, developing a new standard of racial inclusion and catalyzing a global multicultural neighborhood for persons of color at Burning Man 2022. As co-founder of CSPM Group, he developed the practice of crowdsourced placemaking (CSPM) that integrates mutualistic community organizing with triple-bottom-line placemaking. This included onboarding 10,000 residents in the revitalization of several downtowns with developers, investors and municipalities. He is the founder of Collective Impact Lab, a crowdsourced placemaking news site featuring over 1700 entries dating back to 2003. In 1997 he founded the National Town Builders Association, the only business trade group of Smart Growth/New Urbanism real estate developers that thrives today. Prior to that, he founded a national nonprofit educational clearinghouse for the New Urbanism field. LinkedIn

Letty Prados, Board Advisor, Legal Counsel

Letty has a 15-year expertise in impact entrepreneurship and mission driven organizations. Initially as a founder, she led startups in the purpose-driven work and gamification verticals under global networks such as Explorer and The Founder Institute, where she also became a mentor. Her passion for technological development benefiting humanity led her to consult for the XPrize Foundation in the affordable housing roadmap, and for Bridge for Billions and other social innovation-led platform organizations within the Impact Hub brand internationally. She is now focused on ReFi, Token Engineering and blockchain applications for growing intentionally conscious communities and on the ground regenerative developments. Before that, she was a licensed lawyer in the Madrid Bar Association advising in corporate and labor law, and later a research consultant in a big media company in London, where she gained a MA in European and International Studies at King's College London. She also completed the first accredited executive programme in Cryptoassets and Blockchain from the London School of Economics. As a certified Yoga Teacher and avid traveler, she has explored many of the world's spiritual traditions both in practice and in ancient knowledge. LinkedIn

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employee. The Company may hire or discharge employees in the future to meet its objectives.

Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(F) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	October 5, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(G) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$107,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(H)   How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows

Use	Amount (Minimum)	Amount (Maximum)
Down payment on property purchase	$84,600	$100,580
Mainvest Compensation	$5,400	$6,420
TOTAL	$90,000	$107,000

The amounts listed are estimates and are not intended to be an exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(I) The Investment Process to Invest Invest

Review this Form C and the Campaign Page. If you decide to invest, enter an amount and press the Invest button Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline. MainVest will notify investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(J) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

(K) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

Terms of the Securities Overview

Key Terms:

Total Offering Amount:	$107,000
Price Per Note:	Face Value
Minimum investment amount:	$100
Minimum Offering Amount:	$100,000

La La Gardens Cooperative (the "Company") is offering to Investors an opportunity to purchase C-1 Notes ("Notes") at face value. The minimum investment amount per Investor is $100.00.

None of the Notes will be sold unless offers to purchase at least target offering amount identified in the Form C, together with the properly completed Investment Agreement are received by the close of the Offering . The securities sold are Notes payable in accordance with the Investment Agreement filed with the Form C.

The Notes are being offered at face value, i.e. an investment of $1,000 entitles the investor to a Note with a face amount of $1,000.

Upon completion of the Offering and issuance of the Note, each investor shall have the right to elect certain terms that will apply to their Note as follows:

Interest Rate: Each Investor may elect an annual interest rate of 0%, 3%, or 6%.

Maturity period: Each Investor may elect a "maturity period" defined as "the selected payback period of the loaned principal amount, ranging from 3 months, 6 months, 1 year, 2 year period or "forgivable" selected on the Company's site. The Maturity Period, will set the "Maturity Date" which is defined as "the effective date when the principal amount and the interest accrued become due to the Investor from the Company. If the debt is marked as "forgivable", the principal amount is contributed on philanthropic grounds and therefore not enforceable under the terms of the Agreement."

In essence, investors may elect the interest rate and duration of the Note, and alternatively may elect to have a "forgivable" loan, that is not expected to generate a return.

The loans are not secured by any asset of the Company and are not personally guaranteed by any owner, officer, director, or employee of the Company.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes may be amended or modified only upon the written consent of the Cooperative Board of the Company and the majority of a quorum of the Investors Notes, with a vote held according to the notice and voting procedures as outlined in the Company Agreements.

Other Classes of Securities

Name of Security	0
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	0

How these securities differ from the revenue sharing notes being offered to investors	0

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Neil Takemoto	33%
Leah Gibbons	33%
Christina Trout	33%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(L) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is

0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(M) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network User" means a user of Mainvest.com who has utilized the Company's specified in-network link on the Site.

(N) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(O) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(P) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(Q) The Company's Financial Condition

No operating history

LaLa Gardens Cooperative was established in June, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the LaLa Gardens Cooperative's fundraising. However, LaLa Gardens Cooperative may require additional funds from alternate sources at a later date.

(R) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$611,738	$672,867	$751,037	$811,141	$877,255
Cost of Goods Sold	$136,296	$149,915	$167,331	$180,722	$195,452
Gross Profit	$475,442	$522,952	$583,706	$630,419	$681,803
EXPENSES					
OpEx	$283,622	$290,712	$297,979	$305,428	$313,063
Operating Profit	$191,820	$232,240	$285,727	$324,991	$368,740

(S) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(T) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(U) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(V) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(W)   Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year- end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V